UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒                FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐                NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On June 7, 2018, Summit Therapeutics plc (the “Company”) issued a press release announcing the results of the resolutions proposed at the Company’s Annual General Meeting. The related press release is attached hereto as Exhibit 99.1.

The information in this Report on Form 6-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

By:	/s/ Erik Ostrowski
Erik Ostrowski Chief Financial Officer

Date: June 7, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated June 7, 2018

Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the “’Company’)

Result of Annual General Meeting

Oxford, UK, and Cambridge, MA, US, 7 June 2018 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM) announces that all resolutions proposed to shareholders at the Company’s Annual General Meeting (‘AGM’) held earlier today have been passed. The results of the proxy votes lodged in advance and at the meeting will be available shortly from the Investors section of Summit’s website, www.summitplc.com.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications in neuromuscular and infectious diseases for which there are no existing or only inadequate therapies. Summit is currently conducting clinical programmes focused on the neuromuscular disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

Contacts

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / Jen Boorer

Panmure Gordon (Joint Broker)	Tel:	+44 (0)20 7886 2500
Freddy Crossley, Corporate Finance

MacDougall Biomedical Communications (US)	Tel:	+1 781 235 3060
Karen Sharma		ksharma@macbiocom.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Jessica Hodgson /		summit@consilium-comms.com
Lindsey Neville / Philippa Gardner

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